UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech’s corporate partner, Boston Scientific announces completed enrollment of its TAXUS VI clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

January 16, 2003

By:

/s/ David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
January 16, 2003

BOSTON SCIENTIFIC COMPLETES ENROLLMENT OF TAXUS VI CLINICAL TRIAL

Vancouver, British Columbia – Angiotech Pharmaceuticals’ (NASDAQ:ANPI; TSX:ANP) corporate partner, Boston Scientific (“BSC”) today announced that it has completed enrollment of its TAXUS VI clinical trial. TAXUS VI is an international trial studying 448 patients with complex coronary artery disease at 44 sites. It is designed to establish the safety and efficacy of the moderate-release formulation in the treatment of longer lesions (greater than or equal to 18 mm in length). The TAXUS VI trial is using the BSC’s internally developed Express™ stent. The trial – which includes the use of multiple stents – has a primary endpoint based on nine-month target vessel revascularization.

“This confirms Boston Scientific’s commitment to treating real-world complex coronary lesions, which will ultimately benefit a greater breadth of patients,” said William L. Hunter, MD, MSc, president and chief executive officer at Angiotech. “The TAXUS program is establishing itself as the most comprehensive database in drug-eluting stents and continues to consistently produce excellent safety and stellar efficacy, validating the proprietary polymer-based, paclitaxel-eluting stent technology.”

The TAXUS program is a series of clinical studies designed to collect data on Boston Scientific's proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Polymer-based delivery of paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis. The Company initiated the TAXUS program in 1997.

Paclitaxel is a multifunctional drug with properties well suited for stent-based local drug delivery. The polymer allows for controlled delivery of the paclitaxel.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis. The TAXUS II trial studied the treatment of de novo coronary lesions and demonstrated both safety and efficacy using the slow- and moderate-release formulations and confirmed safety with no thrombosis. Significant improvements were seen for clinical, angiographic and intravascular measures of stent performance compared with the bare control stent. The TAXUS III trial, which studied the treatment of in-stent restenosis, also confirmed safety with no thrombosis. The TAXUS IV trial has completed enrollment and nine-month follow-up is underway. This study is designed to assess the safety and efficacy of a slow-release formulation to support regulatory filings for U.S. product commercialization. The TAXUS V trial has received conditional approval from the U. S. Food and Drug Administration to enroll patients and will study a higher risk patient population than TAXUS IV, including patients with smaller vessels and longer lesions. Boston Scientific has also initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch of its TAXUS(TM) paclitaxel-eluting stent system.

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors), Cindy Yu (media) 604-221-7676

Web: www.angiotech.com

Email: info@angio.com